As filed with the Securities and Exchange Commission on January 8, 2010

Registration No. 333-163701

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SONIC FOUNDRY, INC.

(Exact Name of Registrant as specified in its charter)

Maryland	39-1783372
(State of Incorporation)	(I.R.S. Employer Identification No.)

222 West Washington Avenue

Madison, WI 53703

(608) 443-1600

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

RIMAS BUINEVICIUS

Chairman and Chief Executive Officer

222 West Washington Avenue

Madison, WI 53703

(608) 443-1600

(Name, address, including zip code, and

telephone number, including area code,

of agent for service)

Copies to:

Frederick H. Kopko, Jr., Esq.

McBreen & Kopko

20 N. Wacker Dr., Suite 2520

Chicago, IL 60606

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is at registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

☐ Large accelerated filer	☐ Accelerated filer	☐ Non- accelerated filer (Do not check if a smaller reporting company)	☒ Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $.01 par value (1)	900,000(2)(3)	$4,545,000(4)	$253.61(5)

(1)	All share and price amounts set forth herein reflect a one-for-ten reverse split of the Registrant’s common stock, effective November 16, 2009.
(2)	On December 14, 2006, the commission declared effective Registration Number 333-138769 covering 1,200,000 of the Company’s common stock. 900,000 shares remain unsold from that registration statement and are included in this filing.
(3)	Pursuant to General Instructions I.B.6, the market value of securities to be registered in this offering is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. No securities were sold by or on behalf of the registrant pursuant to Instruction I.B.6 during the period of 12 calendar months preceding the date of this registration statement.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales price, of $5.05 as reported on the NASDAQ Capital Market on December 10, 2009.
(5)	Previously paid in connection with Registration Statement No. 333-138769. See Note (2).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2010

Prospectus

We may offer and sell from time to time up to an aggregate of 900,000 shares of our common stock, at prices and on terms that we will determine at the times of the offerings.

We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “SOFO”.

Investing in our securities involves risks. See “Risk Factors ” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 8, 2010

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “our company”, “we”, “our”, “us” or similar references mean Sonic Foundry, Inc.

This prospectus is part of a registration statement that we filed with the Securities Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell up to 900,000 shares of our common stock in one or more offerings. We may not sell common stock until the registration statement filed with the SEC is effective. Each time we offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

RISK FACTORS

The occurrences or any of the following risks could materially and adversely affect our business, financial condition and operating results.

Economic conditions could materially adversely affect the Company.

The Company’s operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk as businesses, educational institutions and government entities may cancel or postpone spending in response to tighter credit, negative financial news, declines in income or asset values and/or reduced public sector funding, which could have a material negative effect on the demand for the Company’s products and services and on the Company’s financial condition and operating results.

The current financial turmoil affecting the banking system and financial markets have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on the Company’s business, including insolvency of key suppliers resulting in products delays, inability of customers, including channel partners, to obtain credit to finance purchases of the Company’s products and/or customer, including channel partner insolvencies; and inability of our channel partners and other customers to pay accounts receivable owed to us, or delays in the payment of such receivables. Additionally, if these economic conditions persist, our intangible assets may be impaired. If we determine that the fair value of intangible assets is less than its carrying value, we would then measure impairment based on a comparison of the implied fair value of the intangible assets with the carrying amount of the intangible assets. To the extent the carrying amount is greater than the implied fair value, we would record an impairment charge for the difference.

Economic conditions may have a disproportionate affect on the sale of our products.

Many of our customers will look at the total A/V equipment and labor cost to outfit a typical conference room or lecture hall as one amount for budgetary purposes. Consequently, although our products represent only a portion of the total cost, the entire project of outfitting a room or conference hall may be considered excessive and may not survive budgetary constraints. Alternatively, our resellers may modify their quotes to end customers by eliminating our products or substituting less expensive competitive products in order to win opportunities within budget constraints. Event service partners may similarly suggest that customers eliminate recording and webcasting as a means of reducing event cost. Consequently, declines in spending by government, educational or corporate institutions due to budgetary constraints may have a disproportionate impact on the Company and result in a material adverse impact on our financial condition.

We may need to raise additional capital if we do not quickly become profitable.

At September 30, 2009 we had cash of $2.6 million and availability under our line of credit facility with Silicon Valley Bank of $0.8 million. The Company has historically financed its operations primarily through cash from sales of equity securities, cash from operations, and to a limited extent, through bank credit facilities. The Company has incurred losses from operations in each of the last three fiscal years. In response to the recurring operating losses, the Company initiated cost reduction efforts in January 2008. These efforts achieved a reduction in quarterly operating expenses of approximately 24%. The Company anticipates operating expenses to remain at or near these reduced levels in fiscal 2010. The Company achieved billings growth in fiscal 2009 of approximately 8% over 2008 and believes its cash position is adequate to accomplish its business plan through at least the next twelve months even if billings are unchanged from fiscal 2009.

We may evaluate further operating or capital lease opportunities to finance equipment purchases in the future and expect to utilize the Company’s revolving line of credit to support working capital needs. While the Company anticipates that it will be in compliance with all provisions of the agreement, there can be no assurance that the existing Loan Agreement will remain available to the Company nor that additional financing will be available or on terms acceptable to the Company.

The business environment is not currently conducive to raising additional debt or equity financing and may not improve in the near term. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we raise additional equity, the terms of such financing may dilute the ownership interests of current investors and cause our stock price to fall significantly. We may not be able to secure financing upon acceptable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results, and financial condition.

We have a history of losses.

For the year ended September 30, 2009, we had a gross margin of $14.2 million on revenue of $18.6 million with which to cover selling, marketing, product development and general administrative costs. Our selling, marketing, product development and general administration costs have historically been a significant percentage of our revenue, due partly to the expense of developing leads and the relatively long period required to convert leads into sales associated with selling products that are not yet considered “mainstream”

technology investments. For the years ended September 30, 2009 and 2008 our cash used in operations was ($1.5) and ($3.9) million, respectively. Although we expect our operations to continue to improve in fiscal 2010, we may never achieve or sustain profitability on a quarterly or annual basis.

We could lose revenues if there are changes in the spending policies or budget priorities for government funding of colleges, universities, schools and other education providers.

Most of our customers and potential customers are public colleges, universities, schools and other education providers who depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our products and services, or to decide not to renew service contracts, either of which could cause us to lose revenues. In addition, a specific reduction in governmental funding support for products such as ours would also cause us to lose revenues. The severe economic downturn experienced in the U.S. and globally has caused many of our clients to experience severe budgetary pressures, which has and will likely continue to have a negative impact on sales of our products. Continuing unfavorable economic conditions may result in further budget cuts and lead to lower overall spending, including information technology spending, by our current and potential clients, which may cause our revenues to decrease. In addition, our accounts receivable may increase and the relative aging of our receivables may deteriorate if our clients delay or are unable to make their payments due to the tightening of credit markets and the lack of available funding. Also, because many of our clients begin their fiscal year in July or later, easing of budgetary pressure may not occur until late fiscal 2010.

If we are unable to comply with NASDAQ’s continued listing requirements, our common stock could be delisted from the NASDAQ Capital Market.

In March 2008, our common stock failed to maintain a minimum bid price of $1.00 for at least 10 consecutive days, which caused our stock price to fail to meet one of the minimum standards required by the NASDAQ Stock Market for continued listing as a NASDAQ Global Market security. On March 10, 2008 we received a letter from NASDAQ indicating that we need to regain compliance with the minimum bid price requirement by September 8, 2008 in order to remain on the NASDAQ Global Market. On September 9, 2008 we were notified by NASDAQ that we had failed to regain compliance with the minimum bid price during the 180 days provided and our securities were therefore subject to delisting from the NASDAQ Global Market. In response, we applied for and were notified on September 12, 2008 by NASDAQ that NASDAQ approved our request to transfer the listing of our shares to the NASDAQ Capital Market. Transfer to the NASDAQ Capital Market and compliance with its initial listing standards afforded an additional 180 day period for our stock to attain the minimum $1.00 bid price for at least 10 consecutive business days until March 9, 2009. We received notice from NASDAQ on October 22, 2008, December 23, 2008 and March 24, 2009 that NASDAQ had determined to extend the suspension of the minimum bid price for additional 90 day periods. On July 14, 2009, we received notice from NASDAQ that enforcement of the minimum bid price requirement would be reinstated on August 3, 2009. The Company had 141 calendar days remaining in its bid price compliance period when suspension began, extending the period in which to regain compliance to December 21, 2009. On November 2, 2009 the Company notified NASDAQ that it intended to execute a reverse split of its common shares in the ratio of one for ten, effective November 16, 2009. On December 2, 2009, the Company received notice from NASDAQ that the Company had regained compliance with the minimum bid requirement. While there is no pending listing compliance issue with NASDAQ, there is no assurance that the Company will not fail one or more listing requirements in the future. If our stock is delisted, it may have a material adverse effect on the price of our common stock and the levels of liquidity currently available to our stockholders. Delisting would also make it more difficult for us to raise capital in the future or impact customer confidence. If our common stock is removed from the NASDAQ Capital

Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common shares. Additionally, our stock may then be subject to “penny stock” regulations.

If a sufficient number of customers do not accept our products, our business may not succeed.

We cannot predict how the market for our products will develop, and part of our strategic challenge will be to convince enterprise customers of the productivity, improved communications, cost savings, suitability and other benefits of our products. Our future revenue and revenue growth rates will depend in large part on our success in delivering these products effectively, creating market acceptance for these products, and meeting customer’s needs for new or enhanced products. If we fail to do so, our products will not achieve widespread market acceptance, and we may not generate significant revenue to offset our product development and selling and marketing costs, which will hurt our business.

We may not be able to innovate to meet the needs of our target market.

Our future success will continue to depend upon our ability to develop new products or product enhancements that address future needs of our target markets and to respond to these changing standards and practices. Our revenue could be reduced if we do not capitalize on our current market leadership by timely developing innovative new products or product enhancements that will increase the likelihood that our products will be accepted in preference to the products of our current and future competitors.

Multiple unit sales may fail to materialize.

We need to sell multiple units to educational, corporate and government institutions in order to sell most efficiently and become profitable. In fiscal 2009, 62% of revenue was to existing customers compared to 59% in fiscal 2008. In particular, selling multiple units to corporate customers has lagged results achieved in the higher education market; consequently, we have allocated more resources to the higher education market. While we have addressed a strategy to leverage existing customers and close multiple unit transactions, a customer may choose not to make expected purchases of our products. The failure of our customers to make expected purchases will harm our business.

If our marketing and lead generation efforts are not successful, our business will be harmed.

We believe that continued marketing efforts will be critical to achieve widespread acceptance of our products. Our marketing campaign may not be successful given the expense required. For example, failure to adequately generate and develop sales leads could cause our future revenue growth to decrease. In addition, our inability to generate and cultivate sales leads into large organizations, where there is the potential for significant use of our products, could have a material effect on our business. We may not be able to identify and secure the number of strategic sales leads necessary to help generate marketplace acceptance of our products. If our marketing or lead-generation efforts are not successful, our business and operating results will be harmed.

The length of our sales and deployment cycle is uncertain, which may cause our revenue and operating results to vary significantly from quarter to quarter and year to year.

During our sales cycle, we spend considerable time and expense providing information to prospective customers about the use and benefits of our products without generating corresponding revenue. Our expense levels are relatively fixed in the short-term and based in part on our expectations of future revenue. Therefore, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represent a large portion of our revenue.

Our largest potential sources of revenue are educational institutions, large corporations and government entities that often require long testing and approval processes before making a decision to purchase our products, particularly when evaluating our products for inclusion in new buildings under construction or high dollar transactions. In general, the process of selling our products to a potential customer may involve lengthy negotiations, collaborations with consultants, designers and architects, time consuming installation processes and changes in network infrastructure in excess of what we or our VARs are able to provide. As a result, our sales cycle is unpredictable. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal approval procedures.

Our products are aimed toward a broadened user base within our key markets and these products are relatively early in their product life cycles. We cannot predict how the market for our products will develop and part of our strategic challenge will be to convince targeted users of the productivity, improved communications, cost savings and other benefits. Accordingly, it is likely that delays in our sales cycles with these products will occur and this could cause significant variations in our operating results.

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our first fiscal quarter. For example, there is generally a slowdown for sales of our products in the higher education and corporate markets in the first fiscal quarter of each year. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters.

Our operating results are hard to predict as a significant amount of our sales typically occur at the end of a quarter and the mix of product and service orders may vary significantly.

Revenue for any particular quarter is extremely difficult to predict with any degree of certainty. We typically ship products within a short time after we receive an order and therefore, we typically do not have an order backlog with which to estimate future revenue. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which could in turn significantly negatively affect orders from our channel partners in any given quarter. Accordingly, our expectations for both short and long-term future revenue is based almost exclusively on our own estimate of future demand based on the “pipeline” of sales opportunities we manage, rather than on firm channel partner orders. Our expense levels are based largely on these estimates. In addition, the majority of our orders are received in the last month of a quarter; thus, the unpredictability of the receipt of these orders could negatively impact our future results. We historically have received all or nearly all our channel partner orders in the last month of a quarter and often in the last few days of the quarter. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an adverse impact on our operating results.

We have experienced growing demand for our hosting and event services as well as a growing preference from our corporate customers in purchasing our solution as a service (SaaS). As a result, we expect that service billings as a percentage of total billings will continue to grow which we believe will ultimately lead to higher gross margins and more recurring revenue. The percentage of billings represented by service is also likely to fluctuate from quarter to quarter due to seasonality of event services and other factors. Since services are typically billed in advance of providing the service, revenue is initially deferred, leading to reduced current period revenue with a corresponding negative impact to profits or losses in periods of significant growth in billings for deferred services. An increase, or significant fluctuation, in service billings as a percentage of total billings may therefore lead to a temporary decline in our reported revenue.

We are subject to risks associated with our channel partners’ product inventories and product sell-through.

We sell a significant amount of our products to Synnex, Starin and other channel partners who maintain their own inventory of our products for sale to dealers and end-users. If these channel partners are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if channel partners decide to decrease their inventories for any reason, such as a recurrence of global economic uncertainty and downturn in technology spending, the volume of our sales to these channel partners and our revenue would be negatively affected. In addition, if channel partners decide to purchase more inventory, due to product availability or other reasons, than is required to satisfy end-user demand or if end-user demand does not keep pace with the additional inventory purchases, channel inventory could grow in any particular quarter, which could adversely affect product revenue in the subsequent quarter. In addition, we also face the risk that some of our channel partners have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these channel partners for any reason, these channel partners may substantially decrease the amount of product they order from us in subsequent periods, which would harm our business.

If stock balancing returns or price adjustments exceed our reserves, our operating results could be adversely affected.

We provide some of our distributors with stock balancing return rights, which generally permit our distributors to return products, subject to ordering an equal dollar amount of alternate products. We also provide price protection rights to most of our distributors. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors if we lower our prices for those products within a specified time period. To cover our exposure to these product returns and price adjustments, we establish reserves based on our evaluation of historical product trends and current marketing plans. However, we cannot be assured that our reserves will be sufficient to cover our future product returns and price adjustments. If we inadequately forecast reserves, our operating results could be adversely affected.

We depend in part on the success of our relationships with third-party resellers and integrators.

Our success depends on various third-party relationships, particularly with our international and events services operations. The relationships include third party resellers as well as system integrators that assist with implementations of our products and sourcing of our products and services. Identifying partners, negotiating and documenting relationships with them and maintaining their relationships require significant time and resources from us. In addition, our agreements with our resellers and integrators are typically non-exclusive and do not prohibit them from working with our competitors or form offering competing products or services. Our competitors may be effective in providing incentives to third parties to favor their products or services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to maintain or grow our revenue could be impaired and our operating results would suffer.

Manufacturing disruption or capacity constraints would harm our business.

We subcontract the manufacture of our recorders to one third-party contract manufacturer and subcontract the manufacture of our rack-unit recorder and a proprietary component with another third-party contract manufacturer. Although we believe there are multiple sources of supply from other contract manufacturers as well as multiple suppliers of component parts required by the contract manufacturers, a short term disruption of supply of component parts or completed products near the end of a quarter would have a negative impact on our revenues. Moreover, any incapacitation of the manufacturing site due to destruction, natural disaster or similar events could result in a loss of product inventory. As a result of any of the foregoing, we may not be able to meet demand for our products, which could negatively affect revenues in the quarter of the disruption or longer depending upon the magnitude of the event, and could harm our reputation.

Our cash flow could fluctuate due to the potential difficulty of collecting our receivables.

A significant portion of our sales are fulfilled by VARs, regional distributors or master distributors. As an example, 29% of our billings in 2009 were to Synnex, a master distributor who fulfills demand from other distributors, VARs or end users. While our distributors and VARs typically maintain payment terms consistent with other end users, a delay in payment may occur as a result of a number of factors including changes in demand, general economic factors, financial performance, inventory levels or disputes over payments. Any delay from Synnex, or other large distributors or VARs could have a material impact on the collections of our receivables during a particular quarter.

Over the past year we have begun to expand the level of sales representation in Europe and Asia as well as other international regions. We offer credit terms to some of our international customers; however, payments tend to go beyond terms in certain countries. Therefore, as Europe, Asia and other international regions grow as a percentage of our revenue, accounts receivable balances will likely increase as compared to previous years.

Accounting regulations and related interpretations and policies, particularly those related to revenue recognition, cause us to defer revenue recognition into future periods for portions of our products and services.

Revenue recognition for our products and services is complex and subject to multiple sources of authoritative guidance as well as varied interpretations and implementation practices for such rules. These rules require us to defer revenue recognition in certain situations. Factors that are considered in revenue recognition include those such as vendor specific objective evidence (VSOE), the inclusion of other services and contingencies to payment terms. We expect that we will continue to defer portions of our product and service billings because of these factors. The amounts deferred may be significant and will vary each quarter depending on the mix of products sold in each market and geography, as well as the actual contract terms.

Additional changes in authoritative guidance or changes in practice in applying such rules could also cause us to defer the recognition of revenue to future periods or recognize lower revenue in a given period.

Because most of our service contracts are renewable on an annual basis, a reduction in our service renewal rate could significantly reduce our revenues.

Our clients have no obligation to renew their content hosting agreements, customer support contracts or other annual service contracts after the expiration of the initial period, which is typically one year, and some clients have elected not to do so. A decline in renewal rates could cause our revenues to decline. We have limited historical data with respect to rates of renewals, so we cannot accurately predict future renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including client dissatisfaction with our products and services, our failure to update our products to maintain their attractiveness in the market or budgetary constraints or changes in budget priorities faced by our clients.

Because we generally recognize revenues ratably over the term of our service contracts, downturns or upturns in service transactions will not be fully reflected in our operating results until future periods.

We recognize most of our revenues from service contracts monthly over the terms of their agreements, which are typically 12 months, although terms can range from less than one month to over 36 months. As a result, much of the service revenue we report in each quarter is attributable to agreements entered into during previous quarters. Consequently, a decline in sales, client renewals, or market acceptance of our products in any one quarter will not necessarily be fully reflected in the revenues in that quarter, and will negatively affect our revenues and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new clients must be recognized over the applicable agreement term.

There is a great deal of competition in the market for our products, which could lower the demand for our products.

In the lecture capture and webcasting market we face competition from various companies that provide related, but different, communication technologies. These include:

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Web conferencing includes solutions from Adobe, Cisco (WebEx), Microsoft and Citrix. Although part of the overall online multimedia communications landscape, these solutions are designed primarily for collaborative communications versus one-to-many communications like Mediasite. Many organizations acknowledge that they need both technologies – one-to-many webcasting and collaborative web conferencing – to appropriately address their different communication requirements.

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Video conferencing includes solutions from Polycom, TANDBERG (now, Cisco) and Sony. These solutions are designed primarily for one-to-one or group communications with high levels of interactivity and collaboration. Like web conferencing, many organizations use both video conferencing and webcasting. Mediasite integrates with videoconferencing endpoints from Polycom and TANDBERG to record and manage interactive meetings, discussions and distance learning courses alongside other Mediasite content.

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Authoring tools include solutions like Accordent PresenterPLUS, Camtasia Studio and Microsoft Producer. Unlike webcasting, web conferencing or video conferencing, which are forms of online multimedia communication that capture and distribute/stream content, these solutions are production-oriented tools designed to create and edit multimedia content only. Some organizations will use these desktop tools to create training content by manually integrating existing audio, video, images, branding and other visual elements into a multimedia presentation which can then be published to a web or streaming server for distribution. This process can require a significant amount of production effort and user expertise in presentation authoring.

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Online video services and virtual meeting platforms include solutions from inXpo, Livestream, ON24, Stream57, Thomson Reuters, Unisfair and Wall Street Webcasting. These companies offer services or SaaS-based platforms that either allow audio and video to be captured from a presenter’s computer (often with supporting materials uploaded in advance), produced streaming video services or 2D/3D virtual environments that may or may not include rich media webcasts.

Other vendors such as Echo360, Tegrity, Accordent Technologies and Panopto, provide lecture capture or webcasting capabilities, but differ in their technology approach, particularly in the lecture capture arena. Mediasite is an appliance- or room-based platform for lecture capture. It provides a full integrated system designed around an automated purpose-built recording appliance that captures, publishes and manages rich media content. Room-based appliances are capable of streaming live or on-demand and can leverage the full breadth of in-room audio/visual technology. Transparent recording automation means no presenter intervention which leads to the broadest end-user adoption across campus. A room-based platform like

Mediasite also includes a complete content management platform for captured multimedia presentations. Other lecture capture solutions are implemented as software applications designed to capture and publish rich media content, but dependent upon a third-party content management platform, typically the institution’s course management system. Software applications for lecture capture support on-demand streaming only and require in-room PC integration with varying levels of presenter intervention and recording knowledge which may lead to lower adoption rates throughout the campus. Lastly, laptop-resident desktop tools capture and publish non-rich media (limited video and presentation graphics). Like software applications they support on-demand streaming only and require a third-party content management platform. Desktop tools require the greatest degree of presenter intervention, technical confidence and support. While prevalent on many campuses, these three factors limit the practicality for campus-wide adoption.

The presence of these competitors could reduce the demand for our systems, and we may not have the financial resources to compete successfully.

If potential customers or competitors use open source software to develop products that are competitive with our products and services, we may face decreased demand and pressure to reduce the prices for our products.

The growing acceptance and prevalence of open source software may make it easier for competitors or potential competitors to develop software applications that compete with our products, or for customers and potential customers to internally develop software applications that they would otherwise have licensed from us. One of the aspects of open source software is that it can be modified or used to develop new software that competes with proprietary software applications, such as ours. Such competition can develop new software without the degree of overhead and lead time required by traditional proprietary software companies. As open source offerings become more prevalent, customers may defer or forego purchases of our products, which could reduce our sales and lengthen the sales cycle for our products or result in the loss of current customers to open source solutions. If we are unable to differentiate our products from competitive products based on open source software, demand for our products and services may decline, and we may face pressure to reduce the prices of our products, which would hurt our profitability.

Our customers may use our products to share confidential and sensitive information, and if our system security is breached, our reputation could be harmed and we may lose customers.

Our customers may use our products and services to share confidential and sensitive information, the security of which is critical to their business. Third parties may attempt to breach our security for customer hosted content or the networks of our customers. Customers may take inadequate security precautions with their sensitive information and may inadvertently make that information public. We may be liable to our customers for any breach in security, and any breach could harm our reputation and cause us to lose customers. In addition, customers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to resolve problems caused by any breach, including litigation-related expenses if we are sued.

Operational failures in our network infrastructure could disrupt our remote hosting services, could cause us to lose clients and sales to potential clients and could result in increased expenses and reduced revenues.

Unanticipated problems affecting our network systems could cause interruptions or delays in the delivery of the hosting services we provide to some of our clients. We provide remote hosting through computer hardware, some of which is within our facility and some of which is currently located in a third-party co-

location facility. We do not control the operation of this co-location facility. Lengthy interruptions in our hosting service could be caused by the occurrence of a natural disaster, power loss, vandalism or other telecommunications problems at the co-location facility or if this co-location facility were to close without adequate notice. We currently do not have adequate computer hardware and systems to provide alternative service for most of our hosted clients in the event of an extended loss of service at the co-location facility. We are not equipped to provide full disaster recovery to all of our hosted clients. If there are operational failures in our network infrastructure that cause interruptions, slower response times, loss of data or extended loss of service for our remotely hosted clients, we may be required to issue credits or pay penalties, current clients may terminate their contracts or elect not to renew them, and we may lose sales to potential clients. If we determine that we need additional hardware and systems, we may be required to make further investments in our network infrastructure.

The technology underlying our products and services is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products.

The technology underlying our products is complex and includes software that is internally developed, software licensed from third parties and hardware purchased from third parties. These products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover defects that affect our current or new applications or enhancements until after they are sold and our insurance coverage may not be sufficient to cover our complete liability exposure. Any defects in our products and services could:

•	Damage our reputation;

•	Cause our customers to initiate product liability suits against us;

•	Increase our product development resources;

•	Cause us to lose sales; and

•	Delay market acceptance of our products.

If we are viewed only as a commodity supplier, our margins and valuations will shrink.

We need to provide value-added services in order to avoid being viewed as a commodity supplier. This entails building long-term customer relationships and developing features that will distinguish our products. Our technology is complex and is often confused with other products and technologies in the market place, including video conferencing, streaming and collaboration. If we fail to build long-term customer relationships and develop features that distinguish our products in the market place, our margins will shrink, and our stock may become less valued to investors.

Our success depends upon the proprietary aspects of our technology.

Our success and ability to compete depend to a significant degree upon the protection of our proprietary technology. We currently have two U.S. patents that have been issued to us and four U.S. patent applications that are pending. We may seek additional patents in the future. Our current patent applications cover different aspects of the technology used in our products which is important to our ability to compete. However, it is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any patents acquired by or issued to us may not be broad enough to protect us;

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

•	current and future competitors may independently develop similar technology, duplicate our services or design around any of our patents; and

•

effective patent protection, including effective legal-enforcement mechanisms against those who violate our patent-related assets, may not be available in every country in which we do or plan to do business.

We also rely upon trademarks, copyrights and trade secrets to protect our technology, which may not be sufficient to protect our intellectual property.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our technology. We have registered seven U.S. and four foreign country trademarks. These forms of intellectual property protection are critically important to our ability to establish and maintain our competitive position. However,

•	third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights;

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or to deter others from developing similar technologies;

•

effective trademark, copyright and trade secret protection, including effective legal-enforcement mechanisms against those who violate our trademark, copyright or trade secret assets, may be unavailable or limited in foreign countries;

•	other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

•	policing unauthorized use of our services and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

If other parties bring infringement or other claims against us, we may incur significant costs or lose customers.

Other companies may obtain patents or other proprietary rights that would limit our ability to conduct our business and could assert that our technologies infringe their proprietary rights. We could incur substantial costs to defend any legal proceedings, even if without merit, and intellectual property litigation could force us to cease using key technology, obtain a license, or redesign our products. In the course of our business, we may sell certain systems to our customers, and in connection with such sale, we may agree to indemnify these customers from claims made against them by third parties for patent infringement related to these systems. In particular, claims are currently being made by holders of patents against educational institutions using streaming in their curriculum. We could be subject to similar claims, which could harm our business.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

Our future success depends upon the continued service of our key management, technical, sales, and other critical personnel. Certain of our officers and certain of our other key personnel are employees-at-will, and we cannot assure that we will be able to retain them. Key personnel have left our company in the past, sometimes to accept employment with companies that sell similar products or services to existing or potential customers of ours. There will likely be additional departures of key personnel from time to time in the future and such departures could result in additional competition, loss of customers or confusion in the marketplace. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, and the results of our operations. In particular, the loss of the services of our Chief Executive Officer, Rimas Buinevicius, or our co-founder and Chief Technology Officer, Monty Schmidt, would harm our business. Although we do have employment agreements with Messrs. Buinevicius and Schmidt, we do not have life insurance policies on any of our key employees. In addition, the integration of replacement personnel could be time consuming, may cause disruptions to our operations, and may be unsuccessful.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products.

International product and service billings ranged from 14% to 28% of our total billings in each of the past three years. Our international operations are expected to continue to account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products and services. International sales are subject to a variety of risks, including:

•	difficulties in establishing and managing international distribution channels;

•	difficulties in selling, servicing and supporting overseas products and in translating products into foreign languages;

•	the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property or requirements for product certification or other restrictions;

•	multiple and possibly overlapping tax structures;

•	currency and exchange rate fluctuations; and

•	economic or political changes in international markets.

We face risks associated with government regulation of the internet, and related legal uncertainties.

Currently, few existing laws or regulations specifically apply to the Internet, other than laws generally applicable to businesses. Many Internet-related laws and regulations, however, are pending and may be adopted in the United States, in individual states and local jurisdictions and in other countries. These laws may relate to many areas that impact our business, including encryption, network and information security, and the convergence of traditional communication services, such as telephone services, with Internet communications, taxes and wireless networks. These types of regulations could differ between countries and other political and geographic divisions both inside and outside the United States. Non-U.S. countries and political organizations may impose, or favor, more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments within the United States may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for, and the costs associated with, our products and services. The adoption of such laws and regulations may harm our business.

Exercise of outstanding options and warrants will result in further dilution.

The issuance of shares of common stock upon the exercise of our outstanding options and warrants will result in dilution to the interests of our stockholders, and may reduce the trading price of our common stock.

At September 30, 2009, we had 50 thousand of outstanding warrants and 767 thousand of outstanding stock options granted under our stock option plans, 466 thousand of which are immediately exercisable.

To the extent that these stock options or warrants are exercised, dilution to the interests of our stockholders will likely occur. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercises of these options or warrants, or even the potential of their exercise may have an adverse effect on the trading price of our common stock. The holders of our options or our warrants are likely to exercise them at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options and warrants will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options and warrants can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms, which are more favorable to us than the exercise terms provided, by these options and warrants.

We may need to make acquisitions or form strategic alliances or partnerships in order to remain competitive in our market, and potential future acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute stockholder value.

We may acquire or form strategic alliances or partnerships with other businesses in the future in order to remain competitive or to acquire new technologies. As a result of these acquisitions, strategic alliances or partnerships, we may need to integrate products, technologies, widely dispersed operations and distinct corporate cultures. The products, services or technologies of the acquired companies may need to be altered or redesigned in order to be made compatible with our software products and services, or the software architecture of our customers. These integration efforts may not succeed or may distract our management from operating our existing business. Our failure to successfully manage future acquisitions, strategic alliances or partnerships could seriously harm our operating results. In addition, our stockholders would be diluted if we finance the acquisition, strategic alliances or partnerships by incurring convertible debt or issuing equity securities.

Our ability to utilize our net operating loss carryforwards may be limited.

Our federal net operating loss carryforwards are subject to limitations on how much may be utilized on an annual basis. The use of the net operating loss carryforwards may have additional limitations resulting from certain future ownership changes or other factors under Section 382 of the Internal Revenue Code.

If our net operating loss carryforwards are further limited, and we have taxable income which exceeds the available net operating loss carryforwards for that period, we would incur an income tax liability even though net operating loss carryforwards may be available in future years prior to their expiration. Any such income tax liability may adversely affect our future cash flow, financial position and financial results.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

As a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented regulatory requirements and guidance, we cannot assure that we are or will be in compliance with all potentially applicable regulations. Although our non-affiliate market capitalization was less than $75 million at March 31, 2008 and 2009 and we were therefore not required to have an auditor attestation on our internal controls over financial reporting for fiscal 2008 or fiscal 2009, current SEC rules require us to have such an attestation at September 30, 2010. We cannot assure that in the future our management or, beginning in fiscal 2010, our auditors, will not find a material weakness in connection with their annual reviews of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot assure that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to attest that such assessment will have been fairly stated in our Annual Report on Form 10-K to be filed with the Securities and Exchange Commission or attest that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines, or other sanctions or litigation. In addition, if we must disclose any material weakness in our internal control over financial reporting, our stock price may decline.

Provisions of our charter documents and Maryland law could also discourage an acquisition of our company that would benefit our stockholders.

Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles of incorporation authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for a classified board of directors, which means that our stockholders may vote upon the retention of only one or two of our seven directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with “interested stockholders” and limits voting rights upon certain acquisitions of “control shares.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. Our corporate website is http://www.sonicfoundry.com. Electronic access to our filings is available at the “Investor Information” section of the website. However, the information on the website, other than documents specifically incorporated by reference as listed below, does not constitute a part of the Prospectus.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009;

•	Our Current Report on Form 8-K filed on November 19, 2009;

•	Our Current Report on Form 8-K filed on November 30, 2009;

•	The description of our common stock contained in our Exchange Act Registration Statement on Form 8-A, filed on April 20, 2000.

You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 222 West Washington Avenue, Suite 775, Madison, WI 53703, Telephone (608)  443-1600.

FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words “believe”, “anticipate”, “plan”, “expect”, “may”, “will”, “would”, “intend”, “estimate” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions.

We do not assume any obligation to update any forward-looking statement we make.

SONIC FOUNDRY, INC.

Company Overview

Sonic Foundry, Inc. is a web communications technology leader, providing webcasting, lecture capture and knowledge management solutions for higher education institutions, businesses and government agencies worldwide. Powered by our patented webcasting platform, Mediasite®, Sonic Foundry empowers people to transform the way they communicate. We help our customers connect within a dynamic, evolving world of shared knowledge and envision a future where learners and workers around the globe use webcasting to bridge time and distance; accelerate research, productivity and growth; and reduce the environmental impact of traditional education and business communications.

Sonic Foundry solutions include:

•	Mediasite Recorders for capturing multimedia presentations

•	Mediasite EX Server platform for streaming, archiving and managing online presentation content

•	Sonic Foundry Event Services for turnkey event webcasting based on the Mediasite platform

•	Sonic Foundry Services for hosting, installation, training and custom development

•	Mediasite Customer Assurance for annual hardware and software maintenance and technical support

Today, nearly 1,800 customers using more than 3,500 Mediasite Recorders in presentation venues around the world are capturing hundreds of thousands of multimedia presentations with millions of viewers.

Sonic Foundry, Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. Our executive offices are located at 222 West Washington Ave., Madison, Wisconsin 53703 and our telephone number is (608) 443-1600. Our corporate website is www.sonicfoundry.com. In the “Investor Information” section of our website we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports required to be filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after the filing of such reports with the Securities and Exchange Commission.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of any securities offered by us for general corporate purposes including capital expenditures, support for our continuing research and development, business development activities, and working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as the extent of our research and development efforts, technological advances and the competitive environment for our products. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used although we currently are not planning or negotiating any such transactions. Until the net proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term marketable securities. The specific allocations, if any, of the proceeds of any of the securities will be described in the prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes general terms and provisions that apply to the capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information”.

General

Our articles of incorporation provide us with the authority to issue 10,000,000 shares of common stock, $.01 par value per share, and 1,500,000 shares of preferred stock, $.01 par value per share. We will disclose in an applicable prospectus supplement the number of shares of our common stock then outstanding. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our Common Stock

Each share of our common stock is entitled to dividends if, as and when dividends are declared by our board of directors and paid. We will pay any dividend so declared and payable in cash, capital stock or other property equally, share for share, on our common stock.

Each share of our common stock is entitled to one vote on all matters. No stockholder of our common stock has preemptive or other rights to subscribe for additional shares of our common stock. In the event of our liquidation, dissolution or winding up, holders of the shares of our common stock are entitled to share equally, share for share, in the assets available for distribution, subject to any liquidation preference on any outstanding shares of our preferred stock.

Our Preferred Stock

We will issue our preferred stock from time to time in one or more series as determined by our board of directors. Our board of directors is authorized to issue the shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of Sonic Foundry without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

Anti-Takeover Provisions

in Our Articles of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles of incorporation authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our seven directors each year.

Maryland Anti-Takeover Laws

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•

an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding voting shares.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of capital stock; and

•

two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by (a) the interested stockholder with whom or with whose affiliate the business combination is to be effected and (b) shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisition

Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” have no voting rights unless the corporation’s stockholders approve such voting rights by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, or by officers or directors of the corporation who are also employees are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including providing a statement to us detailing, among other things, the acquiring person’s identity and stock ownership and an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, at the fair market value of such shares. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our articles of incorporation or bylaws.

Indemnification of Directors and Officers

Our articles of incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director actually received an improper personal benefit in money, property or services;

•	or in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

In addition, our bylaws require us to indemnify each person who is or was a director or officer of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director officer, partner or trustee of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and shareholders, or in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

In no event will any underwriter or dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent of the price of the shares being registered.

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities on a firm commitment basis for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

LEGAL MATTERS

The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 28,627 shares of our Common Stock and has options and warrants to purchase 8,000 shares of our Common Stock.

EXPERTS

The consolidated financial statements of Sonic Foundry, Inc. included in the Company’s Annual Report on Form 10-K, incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$—
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Printing expenses	1,000
Blue Sky fees and expenses	NA
Miscellaneous	NA
Total	$31,000

Item 15.	Indemnification of Directors and Officers.

Our Articles of Incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director actually received an improper personal benefit in money, property or services;

•	or in the case of any criminal proceeding, the directors had reasonable cause to believe that the act or omission was unlawful.

In addition, our Bylaws require us to indemnify each person who is or was, a director or officer of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, partner or trustee of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance.

Item 16.	Exhibits.

Exhibit Number	Description of Document

1*	Form of Underwriting Agreement

4.1(1)	Amended and Restated Articles of Incorporation.

4.2(2)	Amended and Restated By-Laws.

5.1(3)	Opinion of McBreen & Kopko.

23.1(3)	Consent of McBreen & Kopko (see Exhibit 5.1).

23.2(3)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

24.1(3)	Power of Attorney (see page II-4).

*	To be filed as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference herein.
(1)	Incorporated by reference from Exhibit 3.1 of Registrant’s Annual Report on Form 10-K for the year ended September 30, 2009.
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on November 19, 2009.
(3)	Filed herewith.

Item 17.	Undertakings.

1.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	If the securities to be registered are to be offered at competitive bidding, the undersigned registrant hereby undertakes: (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements thereto, and (2) to file an amendment to the Registration Statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

4.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5.	The undersigned registrant hereby undertakes that

(1)

for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Amendment No. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on January 8, 2010.

SONIC FOUNDRY, INC.

By:	/s/ Rimas Buinevicius
Rimas P. Buinevicius, Chairman,
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rimas P. Buinevicius and Kenneth A. Minor, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Date	Capacity

/s/ Rimas P. Buinevicius	Chief Executive Officer and Chairman
Rimas P. Buinevicius
January 8, 2010

/s/ Monty R. Schmidt	Chief Technology Officer and Director
Monty R. Schmidt
January 8, 2010

/s/ Kenneth A. Minor	Chief Financial Officer, Chief Accounting Officer and Secretary
Kenneth A. Minor
January 8, 2010

/s/ Frederick H. Kopko, Jr.	Director
Frederick H. Kopko, Jr.
January 8, 2010

/s/ Arnold B. Pollard	Director
Arnold B. Pollard
January 8, 2010

/s/ David C. Kleinman	Director
David C. Kleinman
January 8, 2010

/s/ Gary R. Weis	Director
Gary R. Weis
January 8, 2010

/s/ Paul S. Peercy	Director
Paul S. Peercy
January 8, 2010

Exhibit Index

Exhibit Number	Description of Document

1*	Form of Underwriting Agreement

4.1(1)	Amended and Restated Articles of Incorporation.

4.2(2)	Amended and Restated By-Laws.

5.1(3)	Opinion of McBreen & Kopko.

23.1(3)	Consent of McBreen & Kopko (see Exhibit 5.1).

23.2(3)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

24.1(3)	Power of Attorney (see page II-4).

*	To be filed as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference herein.
(1)	Incorporated by reference from Exhibit 3.1 of Registrant’s Annual Report on Form 10-K for the year ended September 30, 2009.
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on November 19, 2009.
(3)	Filed herewith.